

November 9, 2012

Via E-mail
Mr. Jonathan H. Wolk
Chief Financial Officer
American Woodmark Corporation
3102 Shawnee Drive
Winchester, Virginia 22601

> **RE: American Woodmark Corporation**
> **Form 10-K for the Fiscal Year Ended April 30, 2012**
> **Filed June 29, 2012**
> **File No. 000-14798**

Dear Mr. Wolk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2012

Valuation of Deferred Tax Assets, page 20

1. We note that your deferred tax asset of $42.1 million as of April 30, 2012, represents 16% of total assets and 33% of equity. You disclose on page 40 that you believe it is more likely than not that you will realize your gross deferred tax assets due to expected future taxable income and reversal of taxable temporary differences. However, given your history of losses, you did not detail the positive and negative evidence used to support your decision under paragraphs 21 and 22 of ASC Subtopic 740-10-30. A cumulative loss in recent years is a significant item of negative evidence that is difficult to overcome (ASC 740-10-30-23). Given the material adverse impact that a valuation allowance could have on earnings, in future filings, please provide a critical accounting policy disclosure that describes the positive and negative evidence considered in your determination of the need for a valuation allowance. Such disclosure should also quantify the amount of future taxable income required to realize the tax assets and the time period in which such income must be generated. Refer to Section 501.04 of the

Financial Reporting Codification for guidance. Please provide us with a draft of your proposed disclosure.

Note B, page 27

2. In future filings, please present the reserve for sales returns as a liability instead of as a contra-asset since the reserve for product returns is an estimate of cash that will be returned to customers—it is not a valuation account related to the accounts receivable balance.

Note H, page 34

3. We note that your unrecognized net actuarial losses have substantially increased whereas your recognized net actuarial loss decreased from $2.0 million to $1.7 million and will only be $.9 million in fiscal 2013. Please explain to us how your estimated 2013 recognized net actuarial loss complies with GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief